[Letterhead]




April 21, 1999


Dear Valued Client:

This letter serves to advise you that the Trustees have voted to amend the wording of the investment objective of the Select Capital Appreciation Fund (the "Fund") of Allmerica Investment Trust. Their action will not change the way in which the Fund is currently managed.

The Fund's investment objective currently reads as follows: "The Select Capital Appreciation Fund seeks long-term growth of capital in a manner consistent with the preservation of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective."

Effective May 1, 1999, the investment objective of the Fund will be amended to read as follows: "The Fund seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective." As you can see, the only change is that the words "in a manner consistent with the preservation of capital" will be removed from the end of the first sentence. The Trustees and management believe that the investment objective, as revised, appropriately reflects the Fund's primary goal of achieving long-term growth.

The Fund's investment objective is a non-fundamental policy that may be changed by the Trustees without formal shareholder action. However, variable annuity and variable life insurance policy owners have the right to transfer their investment to another account, without charge, on written request within 60 days of the later of the effective date of the change or the receipt of this letter. The transfer will not count towards the 12 "free" transfers permitted under your Policy. If you wish to exercise this right, send your transfer request to Allmerica Annuity, P.O. Box 8632, Boston, MA 02266-8632.

As always, if you have any questions or comments, please feel free to contact me. Thank you for your continuing interest and support.


Sincerely yours,

/s/ Richard M. Reilly
Richard M. Reilly
President